Filer: Sprott Asset Management LP

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Central GoldTrust

Commission File No. 001-32934

Date: August 18, 2015

SPROTT COMMENTS ON CENTRAL FUND OF CANADA’S DECISION TO CANCEL ITS SPECIAL MEETING FOR CLASS A SHAREHOLDERS

Sprott has filed a Notice of Appeal with the Alberta Court in Connection with its Meeting Requisition

Sprott’s Exchange Offers for Central GoldTrust and Silver Bullion Trust Are Unaffected by the Events at CEF and Remain Open for Acceptance

TORONTO — August 18, 2015 — Sprott Asset Management LP (“Sprott”) today commented on Central Fund of Canada Limited’s (“CEF”) (NYSE MKT:CEF) (TSX:CEF.A) (TSX:CEF.U) decision to cancel its previously scheduled Special Meeting of Class A shareholders, thus denying Class A shareholders the opportunity to express their desire for change. Class A shareholders have a 99.98% economic interest in CEF, a company that is controlled by conflicted directors and common shareholders with less than a 0.02% economic interest.

John Wilson, CEO of Sprott Asset Management LP, stated: “CEF and the Spicer family have taken every single opportunity to oppress the rights of CEF’s Class A shareholders, and the decision to cancel the Special Meeting, which was requested by a significant number of Class A shareholders representing more than 13.5 million Class A shares of CEF, is shameful.  This Board seems only committed to ensuring that the Spicer-controlled administrator continues to receive fees while all other stakeholders are forced to endure persistent underperformance and value destruction .”

Sprott also announced that it has filed a notice of appeal in the Alberta court in connection with last week’s decision regarding the meeting requisition submitted by Sprott and other significant holders of Class A shares to CEF’s Board of Directors.

In addition to its intended appeal, Sprott, as a significant holder of Class A shares, continues to consider its options with respect to a meeting or other appropriate avenue for Class A shareholders to express their views regarding the governance and performance issues at CEF, particularly in light of the persistent and large trading discount of Class A shares relative to their net asset value — a discount that is currently in excess of 10.5%.

ABOUT SPROTT ASSET MANAGEMENT LP

Sprott Asset Management LP is the investment manager to Sprott Physical Gold Trust and Sprott Physical Silver Trust (the “Sprott Physical Trusts”). Important information about each of the Sprott Physical Trusts, including its investment objectives and strategies, applicable management fees, and expenses, is contained in the current annual information form for each of the Sprott Physical Trusts, which can be found on its website, in the U.S. on www.sec.gov and in Canada on www.sedar.com. Commissions, management fees, or other charges and expenses may be associated with investing in the Sprott Physical Trusts. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated. To learn more about Sprott Physical Gold Trust or Sprott Physical Silver Trust, please visit sprottphysicalbullion.com.

ADDITIONAL INFORMATION

Full details of Sprott’s exchange offers for Central GoldTrust and Silver Bullion Trust (the “Sprott offers”) are set out in a takeover bid circular and accompanying offer documents (collectively and as amended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with the Sprott offers, Sprott Physical Gold Trust and Sprott Physical Silver Trust (the “Sprott Physical Trusts”) have filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (each a “Registration Statement”), which contains a prospectus relating to the applicable Sprott offer. Sprott and Sprott Physical Gold Trust also have filed a tender offer statement on Schedule TO with respect to the Sprott offer for Central GoldTrust. CENTRAL GOLDTRUST AND SILVER BULLION TRUST UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, THE SPROTT PHYSICAL TRUSTS, CENTRAL GOLDTRUST, SILVER BULLION TRUST AND THE SPROTT OFFERS. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the U.S. Securities and Exchange Commission (“SEC”) are available electronically without charge at the SEC’s website at www.sec.gov.

This news release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Central GoldTrust, Silver Bullion Trust, Sprott Physical Gold Trust or Sprott Physical Silver Trust. The Sprott offers are being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

For more information:
Glen Williams Director of Communications
Sprott Group
Direct: 416-943-4394

or

For Canadian Media:
Ian Robertson
Kingsdale Shareholder Services
Vice President, Communications
Direct: 416-867-2333 or Cell: 647-621-2646

or

For U.S. Media:

Dan Gagnier / Patrick Scanlan
Sard Verbinnen & Co
212-687-8080

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, Sprott’s intention to appeal the decision of the Alberta court regarding the requisition of a meeting of Class A shareholders. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Sprott identified and applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, the process and timing for an appeal in the Alberta court. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Sprott does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Source: Sprott Asset Management